NOL

RECEIVED
2007 APR -9 A 10:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2 April 2007

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

07022412

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made two announcements in relation to the following:-

1. Notice of NOL's 38th Annual General Meeting; and
2. NOL Operating Performance for Period 2, 2007

Attached are copies of the announcements for your attention, please.

Yours faithfully

PROCESSED
APR 13 2007
THOMSON FINANCIAL

Marjorie Wee (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 2Apr07.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee & Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	02-Apr-2007 03:26:26
Announcement No.	00001

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Announcement Title *	Notice of NOL's 38th Annual General Meeting
Description	Neptune Orient Lines Limited will be convening its 38th Annual General Meeting (AGM) on Wednesday, 18 April 2007. Attached is a copy of the AGM Notice, which will be published in The Straits Times on Monday, 2 April 2007.
Attachments:	38thAGM.pdf App1.pdf App2.pdf Total size = **259K** (2048K size limit recommended)

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NOL

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 38th Annual General Meeting of Neptune Orient Lines Limited (the "**Company**") will be held on Wednesday, 18 April 2007 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962, for the purpose of transacting the following businesses:

Ordinary Business

1. To receive and adopt the Directors' Report and Accounts for the financial year ended 29 December 2006 and the Auditors' Report thereon. — Resolution 1

2. To approve the declaration of a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share for the financial year ended 29 December 2006. — Resolution 2

3. To approve payments to Non-Executive Directors of S$902,753 (FY2005: S$845,591). — Resolution 3

4. To re-elect the following Directors pursuant to:

   Article 97 of the Company's Articles of Association:
   (Directors due to retire by rotation and who are eligible for re-election)

   (a) Dr Friedbert Malt — Resolution 4
   (b) Mr James Connal Scotland Rankin — Resolution 5
   (c) Mr Robert Holland, Jr — Resolution 6

   [See Explanatory Note (i) for (a) to (c) above]

   Article 102 of the Company's Articles of Association:
   (Directors appointed to the Board after the date of the last Annual General Meeting and who are eligible for re-election)

   (d) Dr Thomas Held — Resolution 7
   (e) Mr Bobby Chin Yoke Choong — Resolution 8
   (f) Mr Simon Claude Israel — Resolution 9
   (g) Mr Tan Pheng Hock — Resolution 10

   [See Explanatory Note (i) for (d) to (g) above]

   Section 153(6) of the Companies Act, Cap. 50
   (Director who is of or over 70 years of age and who may be appointed/re-appointed or authorised to continue in office)

   (h) Mr Yasumasa Mizushima — Resolution 11
   (to hold office from the date of this Annual General Meeting until the next Annual General Meeting)

   [See Explanatory Note (i)]

5. To re-appoint Messrs Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration. — Resolution 12

   [See Explanatory Note (ii)]

Special Business

To consider and, if thought fit, passing with or without modifications, Resolutions relating to the following, each of which will be proposed as Ordinary Resolutions:

6.1 To approve the renewal of the mandate for Directors to allot and issue shares subject to limits. [See Explanatory Note (iii)] — Resolution 13

6.2 To approve the renewal of the share purchase mandate. [See Explanatory Note (iv)] — Resolution 14

6.3 To approve the renewal of the mandate for interested person transactions. [See Explanatory Note (v)] — Resolution 15

7. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

BY ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

2 April 2007, Singapore

Explanatory Notes:

(i) **Resolutions 4 to 11**
If re-elected, the respective Directors will remain as Members of the following Committees:

Name of Director	**Committee**
Dr Friedbert Malt*	Executive Committee Executive Resource & Compensation Committee
Mr James Connal Scotland Rankin*	Nominating Committee Executive Resource & Compensation Committee
Mr Robert Holland, Jr*	Audit Committee Enterprise Risk Management Committee
Dr Thomas Held	Executive Committee
Mr Bobby Chin Yoke Choong*	Audit Committee
Mr Simon Claude Israel	Executive Committee Enterprise Risk Management Committee
Mr Tan Pheng Hock*	Executive Resource & Compensation Committee
Mr Yasumasa Mizushima*	Executive Resource & Compensation Committee

* Independent Director

(ii) **Resolution 12** seeks to obtain shareholders' approval to re-appoint Messrs Ernst & Young as the Company's Auditors for Financial Year 2007 and to authorise the Directors to fix their remuneration.

(iii) **Resolution 13** seeks to authorise the Directors to issue shares and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50 per cent. of the issued shares in the capital of the Company, with an aggregate sub-limit of 20 per cent. for any issue of shares not made on a *pro rata* basis to existing shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 13 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 13 is passed, and (b) any subsequent consolidation or subdivision of shares.

The full text of Resolution 13 is set out below:

"That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

(iv) **Resolution 14** seeks to renew the share purchase mandate for the Directors to purchase or otherwise acquire issued ordinary shares in the Company of up to 10 per cent. of the total number of issued ordinary shares as at the date of the Annual General Meeting (excluding any ordinary shares which are held as treasury shares as at that date).

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a share will be determined by the Directors. The purchase price to be paid for the shares must not exceed, in the case of a market purchase, 105 per cent. of the Average Closing Price of the shares, and in the case of an off-market purchase, 110 per cent. of the Average Closing Price of the shares, in either case, excluding related expenses of the purchase or acquisition. For these purposes, "**Average Closing Price**" means the average of the closing market prices of the shares over the last five market days on which transactions in the shares were recorded on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") preceding the date of the relevant market purchase or, as the case may be, the date of the making of the offer

pursuant to an off-market purchase, and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period, and "**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an off-market purchase, stating the purchase price (which shall not be more than the maximum price) for each share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Purchases or acquisitions of shares may be made, at any time and from time to time, on and from the date of the Annual General Meeting at which the renewal of the share purchase mandate is approved, up to the date on which the next Annual General Meeting of the Company is held or required by law to be held, or the date on which the authority conferred by the share purchase mandate is revoked or varied, whichever is the earlier.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of shares pursuant to the share purchase mandate. In purchasing or acquiring shares pursuant to the share purchase mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. The amount of financing required for the Company to purchase or acquire its shares, and the impact on the Group's financial position, cannot be ascertained as at the date of this Notice as these will depend on whether the purchase or acquisition is made out of profits and/or capital, the number of shares purchased or acquired, the price at which such shares were purchased or acquired and whether the shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued shares of the Company as at 9 March 2007 (the "**Latest Practicable Date**"), the purchase by the Company of 10 per cent. of its issued shares will result in the purchase or acquisition of 145,948,475 shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 145,948,475 shares at the maximum price of S$3.21 for one share (being the price equivalent to five per cent. above the average of the closing market prices of the shares for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 145,948,475 shares is US$306,837,348[(1)].

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 145,948,475 shares at the maximum price of S$3.36 for one share (being the price equivalent to 10 per cent. above the average of the closing market prices of the shares for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 145,948,475 shares is US$321,175,542[(1)].

The financial effects of the purchase or acquisition of such shares by the Company pursuant to the proposed share purchase mandate on the audited financial statements of the Group for the financial year ended 29 December 2006 based on these assumptions are set out in paragraph 2.6 of Appendix 1 to the 2006 Annual Report of the Company.

Further details of the terms of the share purchase mandate, including the full text of Resolution 14, are set out in Appendix 1 to the 2006 Annual Report of the Company.

(v) **Resolution 15** seeks to renew the annual mandate to allow the Company, its subsidiaries and associated companies that are entities at risk, or any of them, to enter into certain interested person transactions with persons who are considered "interested persons" (as defined in Chapter 9 of the Listing Manual of the SGX-ST). Details of the terms of the mandate, including the full text of Resolution 15, are set out in Appendix 2 to the 2006 Annual Report of the Company.

Other Notes:

1. A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not less than 48 hours before the time of the Annual General Meeting.
3. NOL's 2006 Annual Report will be available at NOL's website **http://www.nol.com.sg** from 2 April 2007. CPF holders of NOL shares who wish to receive a printed copy of the Annual Report may send their request to the Vice President of Corporate Affairs at Neptune Orient Lines Limited, 456 Alexandra Road #06-00, NOL Building, Singapore 119962 (Tel. No. 6371-5397).

---

(1) Exchange rate used for conversion from S$ to US$ is 1.52685

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

IMPORTANT

1. For investors who have used their CPF monies to buy shares in the capital of Neptune Orient Lines Limited, the 2006 Annual Report is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.
2. This Proxy Form is not valid for use by such CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

I/We* ______________________________ (Name)

of ______________________________ (Address)

being a member/members of Neptune Orient Lines Limited (the "**Company**") hereby appoint the Chairman of the Meeting* and/or*:

Name	Address	NRIC/Passport Number	Proportion of Shareholdings (%)

and/or*

as my/our* proxy/proxies* to attend and to vote for me/us* on my/our* behalf and, if necessary, to demand a poll, at the Annual General Meeting of the Company to be held on 18 April 2007 at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962 at 11.00 a.m. and at any adjournment thereof.

**Delete as appropriate*

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Ordinary Resolutions as set out or referred to in the Notice of Annual General Meeting. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Annual General Meeting.)

Resolution Number	Subject	For	Against
1	To receive and adopt the Directors' Report and Accounts for the financial year ended 29 December 2006 and the Auditors' Report thereon		
2	To approve the declaration of a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share for the financial year ended 29 December 2006		
3	To approve payments to Non-Executive Directors of S$902,753		
4	To re-elect Dr Friedbert Malt as Director		
5	To re-elect Mr James Connal Scotland Rankin as Director		
6	To re-elect Mr Robert Holland, Jr as Director		
7	To re-elect Dr Thomas Held as Director		
8	To re-elect Mr Bobby Chin Yoke Choong as Director		
9	To re-elect Mr Simon Claude Israel as Director		
10	To re-elect Mr Tan Pheng Hock as Director		
11	To re-appoint Mr Yasumasa Mizushima as Director pursuant to Section 153(6) of the Companies Act, Cap. 50		
12	To re-appoint Messrs Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration		
13	To renew the mandate for Directors to allot and issue shares subject to limits		
14	To renew the share purchase mandate		
15	To renew the mandate for interested person transactions		
–	Any other business		

Dated this ____________ day of ____________ 2007

Total Number of Shares held

____
Signature(s) of Member(s) or Common Seal

IMPORTANT: PLEASE READ NOTES OVERLEAF

1. Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of shares. If you have shares registered in your name in the Register of Members, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Members, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Members. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not less than 48 hours before the time appointed for the Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a member may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the member, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.

2 April 2007

This Appendix 1 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2006 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the Annual General Meeting to be held on 18 April 2007 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2006 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 1.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 1 IN RELATION TO

THE PROPOSED RENEWAL OF THE SHARE PURCHASE MANDATE

For the purposes of this Appendix 1, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 18 April 2007.
"CDP"	:	The Central Depository (Pte) Limited.
"2006 Circular"	:	The Company's Circular to Shareholders dated 28 March 2006.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company"	:	Neptune Orient Lines Limited.
"Directors"	:	The directors of the Company for the time being.
"2006 EGM"	:	The extraordinary general meeting of the Company held on 19 April 2006.
"EPS"	:	Earnings per Share.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 1, being 9 March 2007.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Market Day"	:	A day on which the SGX-ST is open for trading in securities.
"NAV"	:	Net asset value.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Share Purchase Mandate"	:	The mandate to enable the Company to purchase or otherwise acquire its issued Shares.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"Take-over Code"	:	The Singapore Code on Take-overs and Mergers.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"US$"	:	United States of America dollars.
"%" or **"per cent."**	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 1 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 1 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 1 are inserted for convenience only and shall be ignored in construing this Appendix 1.

Any reference to a time of day in this Appendix 1 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 1 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved the renewal of the Share Purchase Mandate at the 2006 EGM. The authority and limitations placed on the Share Purchase Mandate were set out in the 2006 Circular and Ordinary Resolution 2 set out in the Notice of the 2006 EGM.

The Share Purchase Mandate was expressed to take effect on the date of the passing of Ordinary Resolution 2 at the 2006 EGM and will expire on the date of the forthcoming AGM to be held on 18 April 2007. Accordingly, Shareholders' approval is being sought for the renewal of the Share Purchase Mandate at the AGM.

1.2 The purpose of this Appendix 1, to be circulated to Shareholders together with the Company's 2006 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Share Purchase Mandate to be tabled at the AGM.

2. The Proposed Renewal of the Share Purchase Mandate

2.1 The rationale for the Company to undertake the purchase or acquisition of its Shares, as previously stated in the 2006 Circular, is as follows:

(a) Share purchases give the Company a relatively convenient, expedient and cost-efficient mechanism to facilitate the return of funds which are surplus to its requirements.

(b) Share purchase is one of the ways in which the return on equity of the Company may be enhanced.

(c) The flexibility provided by the Share Purchase Mandate allows the Directors to better manage the Company's capital structure, dividend payout and cash reserves.

The purchase of Shares may, depending on market conditions and funding arrangements at the time, lead to an enhancement of EPS and/or NAV per Share, and will only be made when the Directors believe that such purchases would benefit the Company and increase economic value for Shareholders. No purchase of Shares will be made in circumstances which may or would have a material adverse effect on the liquidity and capital of the Company and the Group.

2.2 The authority and limitations placed on the Share Purchase Mandate, if renewed at the AGM, are the same as were previously approved by Shareholders at the 2006 EGM, and are summarised below:

2.2.1 *Maximum Number of Shares*

The total number of Shares which may be purchased or acquired by the Company pursuant to the Share Purchase Mandate is limited to that number of Shares representing not more than 10% of the total number of issued Shares of the Company as at the date of the AGM. Any of the Shares which are held as treasury shares will be disregarded for purposes of computing the 10% limit.

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 145,948,475 Shares.

2.2.2 ***Duration of Authority***

Purchases or acquisitions of Shares may be made, at any time and from time to time, on and from the date of the AGM at which the renewal of the Share Purchase Mandate is approved, up to:

(a) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(b) the date on which the authority conferred by the Share Purchase Mandate is revoked or varied,

whichever is the earlier.

2.2.3 ***Manner of Purchases or Acquisitions of Shares***

Purchases or acquisitions of Shares may be made by way of:

(a) on-market purchases ("**Market Purchases**") transacted on the SGX-ST; and/or

(b) off-market purchases ("**Off-Market Purchases**") effected pursuant to an equal access scheme.

The Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, the Listing Manual and the Companies Act as they consider fit in the interests of the Company in connection with or in relation to any equal access scheme or schemes.

An Off-Market Purchase must, however, satisfy all the following conditions:

(i) offers for the purchase or acquisition of Shares shall be made to every person who holds Shares to purchase or acquire the same percentage of their Shares;

(ii) all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii) the terms of all the offers shall be the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to Shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of Shares.

If the Company wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will issue an offer document containing at least the following information:

(1) terms and conditions of the offer;

(2) period and procedures for acceptances; and

(3) information required under Rules 883(2), (3), (4) and (5) of the Listing Manual.

2.2.4 ***Purchase Price***

The purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) to be paid for a Share will be determined by the Directors. The purchase price to be paid for the Shares must not exceed:

(a) in the case of a Market Purchase, 105% of the Average Closing Price of the Shares; and

(b) in the case of an Off-Market Purchase, 110% of the Average Closing Price of the Shares,

in either case, excluding related expenses of the purchase or acquisition.

For the above purposes:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five Market Days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant Market Purchase or, as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual for any corporate action that occurs after the relevant five-day period;. and

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for an Off-Market Purchase, stating the purchase price (which shall not be more than the maximum price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase.

2.3 Shares purchased or acquired by the Company are deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the Shares will expire on such cancellation) unless such Shares are held by the Company as treasury shares. The total number of issued Shares will be diminished by the number of Shares purchased or acquired by the Company and which are not held as treasury shares.

2.4 Under the Companies Act, Shares purchased or acquired by the Company may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarised below:

2.4.1 ***Maximum Holdings***

The number of Shares held as treasury shares cannot at any time exceed 10% of the total number of issued Shares.

2.4.2 ***Voting and Other Rights***

The Company cannot exercise any right in respect of treasury shares. In particular, the Company cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, the Company shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of the Company's assets may be made, to the Company in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

2.4.3 ***Disposal and Cancellation***

Where Shares are held as treasury shares, the Company may at any time:

(a) sell the treasury shares for cash;

(b) transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;

(c) transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d) cancel the treasury shares; or

(e) sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.

2.5 Under the Companies Act, the Company may purchase or acquire its Shares out of its distributable profits, as well as out of capital.

The Company will use internal resources or external borrowings or a combination of both to fund purchases of Shares pursuant to the Share Purchase Mandate. In purchasing or acquiring Shares pursuant to the Share Purchase Mandate, the Directors will, principally, consider the availability of internal resources. In addition, the Directors will also consider the availability of external financing. However, in considering the option of external financing, the Directors will consider particularly the prevailing gearing level of the Group. The Directors will only make purchases or acquisitions pursuant to the Share Purchase Mandate in circumstances which they believe will not result in any material adverse effect to the financial position of the Company or the Group.

2.6 The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the Share Purchase Mandate will depend on, *inter alia,* whether the Shares are purchased or acquired out of profits and/or capital of the Company, the number of Shares purchased or acquired and the price paid for such Shares and whether the Shares purchased or acquired are held in treasury and/or cancelled. The financial effects on the Group, based on the audited financial statements of the Group for the financial year ended 29 December 2006, are based on the assumptions set out below.

2.6.1 ***Purchase or Acquisition out of Profits and/or Capital***

Under the Companies Act, purchases or acquisitions of Shares by the Company may be made out of the Company's profits and/or capital.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of profits, such consideration (excluding brokerage, commission, applicable goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by the Company.

Where the consideration paid by the Company for the purchase or acquisition of Shares is made out of capital, the amount available for the distribution of cash dividends by the Company will not be reduced, but the capital will be reduced.

2.6.2 ***Number of Shares Acquired or Purchased***

Based on the number of issued and paid-up Shares as at the Latest Practicable Date and assuming no further Shares are issued, and no Shares are held by the Company as treasury shares, on or prior to the AGM, the purchase by the Company of up to the maximum limit of 10% of its issued Shares will result in the purchase or acquisition of 145,948,475 Shares.

2.6.3 ***Maximum Price Paid for Shares Acquired or Purchased***

In the case of Market Purchases by the Company and assuming that the Company purchases or acquires 145,948,475 Shares at the maximum price of S$3.21 for one Share (being the price equivalent to 5% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 145,948,475 Shares is US$306,837,348[1].

In the case of Off-Market Purchases by the Company and assuming that the Company purchases or acquires 145,948,475 Shares at the maximum price of S$3.36 for one Share (being the price equivalent to 10% above the Average Closing Price of the Shares for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of 145,948,475 Shares is US$321,175,542[1].

2.6.4 ***Illustrative Financial Effects***

The financial effects on the Group arising from purchases or acquisitions of Shares which may be made pursuant to the proposed Share Purchase Mandate will depend on, *inter alia*, whether the purchase or acquisition is made out of profits and/or capital, the aggregate number of Shares purchased or acquired and the consideration paid at the relevant time and whether the Shares purchased or acquired are cancelled or held in treasury.

For illustrative purposes only and on the basis of the assumptions set out in paragraphs 2.6.2 and 2.6.3 above, the financial effects on the audited financial statements of the Group for the financial year ended 29 December 2006 are set out below and assuming the following:

(a) the purchase or acquisition of 145,948,475 Shares by the Company pursuant to the Share Purchase Mandate by way of Market Purchases made entirely out of profits and/or capital and cancelled or held in treasury; and

(b) the purchase or acquisition of 145,948,475 Shares by the Company pursuant to the Share Purchase Mandate by way of Off-Market Purchases made entirely out of profits and/or capital and cancelled or held in treasury.

(1) Exchange rate used for conversion from S$ to US$ is 1.52685.

Scenario 1(A)

Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Retained Earnings	1,280,755	973,918
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,804,362
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,801,880
Current Assets	1,784,681	1,477,844
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	387,476
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.37
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.06

Note:

[1] For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 1(B)

Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Retained Earnings	1,280,755	1,280,755
Treasury Shares Held / Purchased by the Company	–	(306,837)
	1,280,755	973,918
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,804,362
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,801,880
Current Assets	1,784,681	1,477,844
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	387,476
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.37
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.06

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 1(C)

Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	515,229
Retained Earnings	1,280,755	1,280,755
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,804,362
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,801,880
Current Assets	1,784,681	1,477,844
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	387,476
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.37
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.06

Note:

[1] For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 1(D)

Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Treasury Shares Held / Purchased by the Company	–	(306,837)
	822,066	515,229
Retained Earnings	1,280,755	1,280,755
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,804,362
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,801,880
Current Assets	1,784,681	1,477,844
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	387,476
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.37
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.06

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 2(A)

Off-Market Purchases made entirely out of profits and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Retained Earnings	1,280,755	959,579
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,790,023
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,787,541
Current Assets	1,784,681	1,463,505
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	373,137
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.36
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.05

Note:

[1] For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 2(B)

Off-Market Purchases made entirely out of profits and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Retained Earnings	1,280,755	1,280,755
Treasury Shares Held / Purchased by the Company	–	(321,176)
	1,280,755	959,579
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,790,023
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,787,541
Current Assets	1,784,681	1,463,505
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	373,137
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.36
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.05

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 2(C)

Off-Market Purchases made entirely out of capital and cancelled

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	500,890
Retained Earnings	1,280,755	1,280,755
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,790,023
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,787,541
Current Assets	1,784,681	1,463,505
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	373,137
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.36
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.05

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

Scenario 2(D)

Off-Market Purchases made entirely out of capital and held in treasury

	Group	
	Before Share Purchase US$'000	**After Share Purchase US$'000**
As at 29 December 2006		
Share Capital	822,066	822,066
Treasury Shares Held / Purchased by the Company	–	(321,176)
	822,066	500,890
Retained Earnings	1,280,755	1,280,755
Share-Based Compensation Reserve	21,423	21,423
Other Reserves	(13,045)	(13,045)
	2,111,199	1,790,023
Treasury Shares Held by Trust	(2,482)	(2,482)
Shareholders' Funds	2,108,717	1,787,541
Current Assets	1,784,681	1,463,505
Current Liabilities	1,390,950	1,390,950
Total Borrowings	672,095	672,095
Cash and Cash Equivalents	694,313	373,137
Number of Shares ('000)	1,456,481	1,310,532
Financial Ratios		
Basic EPS (US$)	0.25	0.28
NAV per Share (US$)	1.45	1.36
Net Gearing[1] (times)	(0.01)	0.16
Current Ratio (times)	1.28	1.05

Note:

(1) For the purposes of the above calculation, "Net Gearing" means the ratio of total borrowings less cash and cash equivalents to the shareholders' funds (including minority interest).

The financial effects set out above are for illustrative purposes only. Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 10% of the issued Shares, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 10% of the issued Shares. In addition, the Company may cancel all or part of the Shares repurchased or hold all or part of the Shares repurchased in treasury.

2.7 The Listing Manual requires a listed company to ensure that at least 10% of equity securities (excluding preference shares and convertible equity securities) in a class that is listed is at all times held by the public. As at the Latest Practicable Date, Temasek, a substantial Shareholder, has a direct and deemed interest in approximately 68.21% of the issued Shares. As at that date, approximately 31.69% of the issued Shares are held by public Shareholders.

The Company is of the view that there is a sufficient number of Shares in issue held by public Shareholders which would permit the Company to undertake purchases or acquisitions of its Shares through Market Purchases up to the full 10% limit pursuant to the proposed Share Purchase Mandate without affecting the listing status of the Shares on the SGX-ST, causing market illiquidity or affecting orderly trading.

2.8 Appendix 2 of the Take-over Code contains the Share Buy-Back Guidance Note. The take-over implications arising from any purchase or acquisition by the Company of its Shares are set out below:

2.8.1 ***Obligation to Make a Take-over Offer***

If, as a result of any purchase or acquisition by the Company of its Shares, the proportionate interest in the voting capital of the Company of a Shareholder and persons acting in concert with him increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Take-over Code. Consequently, a Shareholder or a group of Shareholders acting in concert with a Director could obtain or consolidate effective control of the Company and become obliged to make an offer under Rule 14 of the Take-over Code.

2.8.2 ***Persons Acting in Concert***

Under the Take-over Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the Take-over Code presumes, *inter alia,* the following individuals and companies to be persons acting in concert with each other:

(a) the following companies:

  (i) a company;
  (ii) the parent company of (i);
  (iii) the subsidiaries of (i);
  (iv) the fellow subsidiaries of (i);
  (v) the associated companies of any of (i), (ii), (iii) or (iv); and
  (vi) companies whose associated companies include any of (i), (ii), (iii), (iv) or (v); and

(b) a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts).

The circumstances under which Shareholders, including Directors and persons acting in concert with them respectively, will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code after a purchase or acquisition of Shares by the Company are set out in Appendix 2 of the Take-over Code.

2.8.3 ***Effect of Rule 14 and Appendix 2***

In general terms, the effect of Rule 14 and Appendix 2 of the Take-over Code is that, unless exempted, Directors and persons acting in concert with them will incur an obligation to make a take-over offer under Rule 14 of the Take-over Code if, as a result of the Company purchasing or acquiring Shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or in the event that such Directors and their concert parties hold between 30% and 50% of the Company's voting rights, if the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2 of the Take-over Code, a Shareholder not acting in concert with the Directors will not be required to make a take-over offer under Rule 14 if, as a result of the Company purchasing or acquiring its Shares, the voting rights of such Shareholder would increase to 30% or more, or, if such Shareholder holds between 30% and 50% of the Company's voting rights, the voting rights of such Shareholder would increase by more than 1% in any period of *six months*. Such Shareholder need not abstain from voting in respect of the resolution authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the Company under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in paragraph 4.2 below, the substantial Shareholder would not become obliged to make a take-over offer for the Company under Rule 14 of the Take-over Code as a result of the purchase by the Company of the maximum limit of 10% of its issued Shares as at the Latest Practicable Date.

Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under the Take-over Code as a result of any purchase or acquisition of Shares by the Company should consult the Securities Industry Council and/or their professional advisers at the earliest opportunity.

2.9 The Listing Manual specifies that a listed company shall report all purchases or acquisitions of its shares to the SGX-ST not later than 9.00 a.m. (i) in the case of a Market Purchase, on the market day following the day of purchase or acquisition of any of its shares and (ii) in the case of an Off-Market Purchase under an equal access scheme, on the second market day after the close of acceptances of the offer. Such announcement (which must be in the form of Appendix 8.3.1 to the Listing Manual) must include details of the date of the purchase, the total number of shares purchased, the purchase price per share or the highest and lowest prices paid for such shares, as applicable, and the total consideration (including stamp duties and clearing charges) paid or payable for the shares.

2.10 The Company has not undertaken any purchase or acquisition of its Shares pursuant to the Share Purchase Mandate approved by Shareholders at the 2006 EGM.

3. *Resolution 14*

The full text of Resolution 14, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM, is set out below:

"That:

(a) the exercise by the Directors of the Company (the "**Directors**") of all the powers of the Company to purchase or otherwise acquire ordinary shares in the Company ("**Shares**") not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined), whether by way of:

(i) on-market purchases (each an "**On-Market Purchase**") on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"); and/or

(ii) off-market purchases (each an "**Off-Market Purchase**") effected otherwise than on the SGX-ST in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they may consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act, Chapter 50 of Singapore,

and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(b) the authority conferred on the Directors pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Ordinary Resolution and expiring on the earlier of:

(i) the date on which the next Annual General Meeting of the Company is held or required by law to be held; or

(ii) the date on which the authority contained in the Share Purchase Mandate is varied or revoked at a General Meeting;

(c) in this Ordinary Resolution:

"**Average Closing Price**" means the average of the closing market prices of the Shares over the last five market days on which transactions in the Shares were recorded on the SGX-ST preceding the date of the relevant On-Market Purchase, or as the case may be, the date of the making of the offer pursuant to an Off-Market Purchase and deemed to be adjusted in accordance with the Listing Manual of the SGX-ST for any corporate action that occurs after the relevant five-day period;

"**date of the making of the offer**" means the date on which the Company announces its intention to make an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the purchase price (which shall not be more than the Maximum Price) for each Share and the relevant terms of the equal access scheme for effecting the Off-Market Purchase;

"**Maximum Limit**" means that number of issued Shares representing 10 per cent. of the total number of issued Shares as at the date of the passing of this Ordinary Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**" in relation to a Share to be purchased or acquired, means an amount (excluding brokerage, commission, applicable goods and services tax and other related expenses) not exceeding:

(i) for On-Market Purchases, more than 5 per cent. above the Average Closing Price of the Shares; and

(ii) for Off-Market Purchases, more than 10 per cent. above the Average Closing Price of the Shares; and

(d) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

4. Directors' and Substantial Shareholder's Interests

4.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

Director	Number of Shares Direct Interest	%	Deemed Interest	%	Number of Shares comprised in outstanding Options/Awards
Cheng Wai Keung	1,250,000	0.086	–	–	255,000
Dr Friedbert Malt	40,000	0.003	–	–	127,000
Ang Kong Hua	40,000	0.003	–	–	127,000
Dr Thomas Held	–	–	–	–	–
Yasumasa Mizushima	–	–	–	–	95,000
James Connal Scotland Rankin	60,000	0.004	–	–	95,000
Robert Holland, Jr	77,000	0.005	–	–	95,000
Christopher Lau Loke Sam	–	–	–	–	95,000
Timothy Charles Harris	–	–	–	–	47,000
Peter Wagner	30,000	0.002	–	–	47,000
Bobby Chin Yoke Choong	–	–	16,851[1]	0.001	–
Simon Claude Israel	–	–	–	–	–
Tan Pheng Hock	–	–	–	–	–

Note:

(1) Bobby Chin Yoke Choong is deemed to be interested in the 16,851 Shares held by his spouse.

4.2 As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

Substantial Shareholder	Number of Shares Direct Interest	%	Deemed Interest	%	Total Interest	%
Temasek	383,465,362	26.27	612,043,970[1]	41.94	995,509,332	68.21

Note:

(1) Temasek is deemed to be interested in the 612,043,970 Shares held by its associated companies and subsidiaries.

5. Directors' Recommendations

The Directors are of the opinion that the proposed renewal of the Share Purchase Mandate is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 14, being the Ordinary Resolution relating to the proposed renewal of the Share Purchase Mandate to be proposed at the AGM.

6. Action to be Taken by Shareholders

6.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

6.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

7. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 1 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 1 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 1 misleading.

8. Documents for Inspection

The following documents are available for inspection at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 during normal business hours from the date of this Appendix 1 up to the date of the AGM:

(a) the Annual Report of the Company for the financial year ended 29 December 2006;

(b) the 2006 Circular; and

(c) the Articles of Association of the Company.

This page has been intentionally left blank.

2 April 2007

This Appendix 2 is circulated to Shareholders of Neptune Orient Lines Limited (the "**Company**") together with the Company's 2006 Annual Report. Its purpose is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Shareholders' Mandate for Interested Person Transactions to be tabled at the Annual General Meeting to be held on 18 April 2007 at 11.00 a.m. at 456 Alexandra Road, #04-00 (Lecture Theatre), NOL Building, Singapore 119962.

If you are in any doubt as to the action that you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional advisers immediately.

The Notice of Annual General Meeting and a Proxy Form are enclosed with the 2006 Annual Report.

The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Appendix 2.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

APPENDIX 2 IN RELATION TO

THE PROPOSED RENEWAL OF THE SHAREHOLDERS' MANDATE

FOR INTERESTED PERSON TRANSACTIONS

Page

For the purposes of this Appendix 2, the following definitions apply throughout unless otherwise stated:

"AGM"	:	The Annual General Meeting of the Company to be held on 18 April 2007.
"Annual Report"	:	The annual report of the Company.
"associated company"	:	A company in which at least 20% but not more than 50% of its shares are held by the listed company or group.
"Audit Committee"	:	The audit committee of the Company comprising Independent Directors Christopher Lau Loke Sam (Chairman), Robert Holland, Jr, Peter Wagner and Bobby Chin Yoke Choong.
"CDP"	:	The Central Depository (Pte) Limited.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Company" or **"NOL"**	:	Neptune Orient Lines Limited.
"controlling shareholder"	:	A person who: (a) holds directly or indirectly 15% or more of all voting shares in the company; or (b) in fact exercises control over a company.
"Directors"	:	The directors of the Company as at the date of this Appendix 2.
"EAR Group"	:	The Company and its subsidiaries and associated companies which are considered to be "entities at risk" within the meaning of Rule 904(2) of the Listing Manual.
"Interested Person Transactions"	:	The categories of transactions set out in paragraph 7 of this Appendix 2.
"Interested Persons"	:	Persons defined as "interested persons" in Chapter 9 of the Listing Manual and as set out in paragraph 6 of this Appendix 2.
"Latest Practicable Date"	:	The latest practicable date prior to the printing of this Appendix 2, being 9 March 2007.
"Listing Manual"	:	The listing manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Mandate"	:	The mandate for the Company, its subsidiaries and associated companies which are considered to be "entities at risk" to enter into the Interested Person Transactions set out in paragraph 7 of this Appendix 2.
"NOL Board"	:	The NOL Board comprising the Directors of NOL.
"NOL Exco"	:	The Executive Committee of the Company comprising Cheng Wai Keung (Chairman), Dr Friedbert Malt, Ang Kong Hua, Simon Claude Israel and Dr Thomas Held (Group President & Chief Executive Officer).

"NOL Group"	:	The Company and its subsidiaries and associated companies.
"NTA"	:	Net tangible assets.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP, but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shares"	:	Ordinary shares in the capital of the Company.
"Shareholders"	:	Registered holders of Shares except that where the registered holder is CDP, the term "Shareholders" shall, in relation to such Shares and where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"subsidiary"	:	A company in which more than 50% of its shares are held by the listed company or group.
"Temasek"	:	Temasek Holdings (Private) Limited.
"Temasek Group"	:	Temasek and its associates.
"S$"** or **"$"	:	Singapore dollars.
"US$"	:	United States of America dollars.

The terms **"Depositor"**, **"Depository Agent"** and **"Depository Register"** shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

Any reference in this Appendix 2 to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Appendix 2 shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

The headings in this Appendix 2 are inserted for convenience only and shall be ignored in construing this Appendix 2.

Any reference to a time of day in this Appendix 2 is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Appendix 2 between the listed amounts and the totals thereof are due to rounding.

NEPTUNE ORIENT LINES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

1. Introduction

1.1 Shareholders had approved certain modifications to, and the renewal of, the Mandate for Interested Person Transactions at the Annual General Meeting of the Company held on 19 April 2006. Particulars of the Mandate were set out in the Appendix to the Company's 2005 Annual Report.

The Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the AGM which is scheduled to be held on 18 April 2007. Accordingly, the Directors propose that the Mandate be renewed at the AGM, to take effect until the next Annual General Meeting of the Company. The particulars of the Interested Persons Transactions in respect of which the Mandate is sought to be renewed remain unchanged.

1.2 The purpose of this Appendix 2, to be circulated to Shareholders together with the Company's 2006 Annual Report, is to provide Shareholders with information on, and to explain the rationale for, the proposed renewal of the Mandate to be tabled at the AGM. Details of the Mandate, including the rationale for and the benefits to the Company, the review procedures for determining transaction prices with its Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in paragraphs 3 to 8 below.

2. Confirmation by Audit Committee

The Audit Committee confirms that:

(a) the methods and procedures for determining the transaction prices under the Mandate have not changed since the Annual General Meeting of the Company held on 19 April 2006; and

(b) the methods and procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. The Shareholders' Mandate

3.1 Chapter 9 of the Listing Manual governs transactions entered into by a listed company, as well as transactions entered into by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. The purpose is to guard against the risk that interested persons could influence the listed company, its subsidiaries or associated companies to enter into transactions with interested persons that may adversely affect the interests of the listed company or its shareholders.

3.2 In accordance with Chapter 9 of the Listing Manual, the listed company is required to make an immediate announcement of, or to make an immediate announcement and seek its shareholders' approval for, an interested person transaction if the value of that transaction alone or on aggregation with other transactions conducted with the same interested person during the financial year reaches, or exceeds, certain materiality thresholds.

3.3 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual, immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated NTA) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeds:

(a) 5% of the group's latest audited consolidated NTA; or

(b) 5% of the group's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as defined under Chapter 9 of the Listing Manual) during the same financial year. However, a transaction which has been approved by shareholders, or is the subject of aggregation with another transaction that has been approved by shareholders, need not be included in any subsequent aggregation.

However, the above does not apply to any transaction below S$100,000.

3.4 In relation to NOL, for the purposes of Chapter 9 of the Listing Manual, 5% of the latest audited consolidated NTA of the NOL Group would be approximately US$101 million. This is computed based on the latest audited consolidated NTA of the NOL Group for the financial year ended 29 December 2006 of approximately US$2,018 million.

3.5 Chapter 9 of the Listing Manual permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations, such as the purchase and sale of supplies and materials or services (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

3.6 Under the Listing Manual:

(a) an "**entity at risk**" means:

(1) the listed company;

(2) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(3) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(b) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder;

(c) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his

immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has or have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(d) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9 of the Listing Manual;

(e) an "**interested person transaction**" means a transaction between an entity at risk and an interested person; and

(f) a "**transaction**" includes:

(1) the provision or receipt of financial assistance;

(2) the acquisition, disposal or leasing of assets;

(3) the provision or receipt of services;

(4) the issuance or subscription of securities;

(5) the granting of or being granted options; and

(6) the establishment of joint ventures or joint investments,

whether or not in the ordinary course of business, and whether or not entered into directly or indirectly.

4. Rationale for the Renewal of the Mandate

4.1 The principal activities of the NOL Group are:

(a) investment holding and the ownership and charter of shipping vessels and other related assets;

(b) the provision of supply chain management, warehousing, distribution and customer logistics solutions (by way of a global network of services spanning ocean, air and overland operations) to customers;

(c) participation in ventures related to the activities listed under (a) and (b) above; and

(d) the provision of other related and complementary services including ship management, engineering and repairs to customers.

The NOL Group also engages in other incidental activities such as the disposals of shipping vessels and related assets as well as non-core properties and assets from time to time.

4.2 It is envisaged that in the ordinary course of business, transactions between companies within the NOL Group and NOL's Interested Persons are likely to occur from time to time. Such transactions are as described in paragraph 7 below.

4.3 The Mandate is intended to facilitate transactions contemplated therein which are entered into in the ordinary course of business and which are transacted from time to time with the Interested Persons, provided that they are carried out at arm's length and on normal commercial terms and are not prejudicial to the interests of the NOL Group and its minority Shareholders.

5. Benefits to Shareholders

5.1 Due to the time-sensitive nature of commercial transactions, the obtaining of a general mandate pursuant to Chapter 9 of the Listing Manual will enable the NOL Group, in the ordinary course of its businesses, to enter into Interested Person Transactions set out in paragraph 7 below with the Interested Persons set out in paragraph 6 below, provided such Interested Person Transactions are made on normal commercial terms.

5.2 The Mandate and the renewal thereafter on an annual basis eliminates the need to convene separate general meetings from time to time to seek Shareholders' approval as and when the need to enter or renew the transactions with Interested Persons arises, thereby reducing substantially the administrative time and expense in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the NOL Group.

6. Classes of Interested Persons

6.1 The renewed Mandate will apply to the Interested Person Transactions (as described in paragraph 7 below) which are carried out with the Temasek Group, namely, Temasek and its associates.

6.2 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate shall be subject to the relevant provisions of Chapter 9 of the Listing Manual.

7. Scope of the Mandate and Interested Person Transactions

7.1 The types of Interested Person Transactions which are to be covered by the renewed Mandate relate to transactions for the provision or obtaining of products and services in the normal course of the EAR Group's business with the Temasek Group as set out below:

(a) ***Port-related Activities***

The products and services under this sub-category are:

(1) the obtaining of cargo and container handling services;

(2) the obtaining of docking, stevedoring, barge, tug boats and pilotage services;

(3) the obtaining of container maintenance and repair services;

(4) the obtaining of general depot, pre-trip inspections, storage services, and diesel;

(5) the obtaining of warehouse leasing services;

(6) the provision of inter-gateway and inter-terminal haulage services;

(7) the provision of container depot management services including container repair and storage; and

(8) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (7) above.

The transactions set out in sub-paragraphs (1) to (7) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (8) will be those which are necessary for the day-to-day operations of the EAR Group.

(b) ***Ship-related Activities***

The products and services under this sub-category are:

(1) the obtaining of ship repair and maintenance services;

(2) the obtaining of ship-building services;

(3) the obtaining of marine-engineering-related services such as dry-docking and ship conversion services;

(4) the obtaining of ship leasing services;

(5) the provision of vessel chartering services;

(6) the provision of other ship-related services such as ship management, engineering, repairs, and blasting and painting of steel plates; and

(7) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (6) above.

The transactions set out in sub-paragraphs (1) to (6) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (7) will be those which are necessary for the day-to-day operations of the EAR Group.

(c) ***Fuel-related Activities***

The products and services under this sub-category are:

(1) the obtaining or purchase of bunker fuel; and

(2) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraph (1) above.

The transactions set out in sub-paragraph (1) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (2) will be those which are necessary for the day-to-day operations of the EAR Group.

(d) ***Other Activities***

The products and services under this sub-category are:

(1) the obtaining or the purchase of electronic and engineering equipment, security systems, material handling systems, computer systems, components and equipment, software licences and information technology services;

(2) the leasing and/or purchase of telecommunication equipment and/or system;

(3) the leasing of premises and the obtaining of property maintenance services;

(4) the obtaining of management service;

(5) the obtaining of printing and publication products and services;

(6) the obtaining of transportation and logistics services;

(7) the obtaining of travel-related services, including travel agency service;

(8) the obtaining or the purchase of oil and fuel (excluding bunker fuel) and related services;

(9) the provision of global cargo transportation services;

(10) the provision of supply chain management, consolidation/deconsolidation, warehousing, distribution, and customer logistics solutions; and

(11) the provision or the obtaining of such other products and/or services which are incidental to or in connection with the provision or obtaining of products and/or services in sub-paragraphs (1) to (10) above.

The transactions set out in sub-paragraphs (1) to (10) arise in the normal course of business of the EAR Group, while the transactions set out in sub-paragraph (11) will be those which are necessary for the day-to-day operations of the EAR Group.

7.2 The renewed Mandate will not cover any transactions by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 of the Listing Manual would not apply to such transactions.

7.3 The EAR Group will benefit from having access to competitive quotes from different companies in the different industries within the Temasek Group, in addition to obtaining quotes from, or transacting with, non-Interested Persons.

7.4 Transactions with Interested Persons that do not fall within the ambit of the renewed Mandate will be subject to the provisions of Chapter 9 of the Listing Manual and/or other applicable provisions of the Listing Manual.

8. Review Procedures for Interested Person Transactions

8.1 The Company has in place an internal control system to ensure that transactions with Interested Persons are made on commercial terms, supported by independent valuation where appropriate, and consistent with the EAR Group's usual policies and practices.

8.2 The internal control systems include the following guidelines:

(a) ***Obtaining of Services or Purchases of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out by obtaining at least 2 quotations (wherever possible or available) prior to the entry into such transactions, in order to determine whether the price and the terms offered by the Interested Person are comparable to those offered by unrelated third parties for the same or substantially similar specifications and services;

(2) where there are publicly available rates for the services or goods provided by the Interested Person, the EAR Group will seek to negotiate better rates to ensure that the terms and rates provided by Interested Persons are no less favourable than the usual commercial terms provided by unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(3) in the event that such competitive quotations or publicly available rates cannot be obtained (for instance, if there are no unrelated third party vendors of similar products or services, or if the product is a proprietary item), the senior management staff of the relevant company in the EAR Group (with no interest, direct or indirect in the transaction), will determine whether the price and terms offered by the Interested Person are fair and reasonable; and

(4) in evaluating the terms offered by Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

(b) ***Provision of Services or Sales of Products***

(1) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are no more favourable to the Interested Person than the usual commercial terms extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded to corporate customers or for bulk purchases) or otherwise in accordance with applicable industry norms;

(2) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the usual margin to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties; and

(3) in evaluating the terms to be offered to Interested Persons for such services or products, factors such as, but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract and strategic purposes of the transaction will be taken into account.

8.3 In addition, the following review and approval procedures have been implemented:

(a) ***Approval Limits for Obtaining of Services or Purchases of Products***

(1) Transactions up to the equivalent of US$5 million require the approval of the respective line managers and finance managers with the appropriate limits of approval. Transactions above the equivalent of US$5 million and up to US$10 million require the approval of both the Group President & Chief Executive Officer and the Group Chief Financial Officer.

(2) Transactions above the equivalent of US$10 million and up to US$100 million require the approval of the NOL Exco or, in its absence, the NOL Board.

(3) Transactions above the equivalent of US$100 million require the approval of the NOL Board.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers, including the obtaining of valuations from independent professional valuers, if necessary.

(b) ***Guidelines for Provision of Products and Services***

Interested Person Transactions with a value in excess of 5% of the latest audited consolidated NTA of the NOL Group must be approved by the NOL Board prior to entry.

The NOL Board and/or the NOL Exco and/or the Group President & Chief Executive Officer (or such other senior executive designated in his place) may, as it/he deems fit, request for additional information pertaining to the transaction under review from independent sources or advisers.

(c) ***Abstention from Voting at NOL Board and/or NOL Exco Meeting***

Any member of the NOL Board and/or the NOL Exco, including any Executive Director who has an interest in a transaction, is required to abstain from participating in the review and approval process in relation to that transaction.

(d) ***Register***

The Company maintains a register of Transactions carried out with Interested Persons pursuant to the Mandate (recording the basis, including the quotations obtained to support such basis, on which they are entered into).

All Interested Person Transactions entered into in the relevant financial year pursuant to the Mandate, are reviewed by the Group's internal/external auditors pursuant to their annual audit plan.

(e) ***Periodic Reviews***

(1) The internal or external auditors shall, on a quarterly basis, carry out audit reviews on Interested Person Transactions and will report to the Audit Committee on their findings;

(2) The internal or external auditors shall, on an annual basis, carry out audit reviews to ascertain that the established guidelines and procedures for Interested Person Transactions are appropriate and have been complied with; and

(3) The Audit Committee shall review these internal/external audit reports on Interested Person Transactions.

8.4 Further, NOL's internal/external audit plan will incorporate a review of all transactions entered into in the relevant financial year pursuant to the Mandate.

8.5 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the guidelines and review procedures as stated have become inappropriate or insufficient in view of changes to the nature of, or the manner in which, the business activities of the EAR Group are conducted, NOL will revert to Shareholders for a fresh mandate based on new guidelines and review procedures to ensure that the Interested Person Transactions will be at arm's length and on normal commercial basis.

9. Validity Period of the Mandate

The renewed Mandate will take effect from the passing of the Ordinary Resolution relating thereto, and will (unless revoked or varied by NOL in general meeting) continue in force until the next Annual General Meeting of NOL. Approval from Shareholders will be sought for the renewal of the Mandate at the next Annual General Meeting and at each subsequent Annual General Meeting of NOL, subject to satisfactory review by the Audit Committee of its continued application to the transactions with Interested Persons.

10. Disclosures

10.1 Under Chapter 9 of the Listing Manual, the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate in force during the financial year must be disclosed in the NOL Group Annual Report of that financial year.

10.2 NOL will announce the aggregate value of transactions conducted with Interested Persons pursuant to the Mandate for the quarterly financial periods which NOL is required to report on pursuant to the Listing Manual and within the time frame required for the announcement of such report.

11. Audit Committee's Statements

11.1 The Audit Committee has reviewed the terms of the Mandate, and is satisfied that the review procedures for Interested Person Transactions, as well as the reviews to be made periodically by the Audit Committee (with internal/external audit assistance) in relation thereto, are sufficient to ensure that Interested Person Transactions will be made with the relevant class of Interested Persons in accordance with the EAR Group's normal commercial terms, and are hence not prejudicial to NOL and its minority Shareholders.

11.2 If, on its review of the internal/external audit reports, the Audit Committee is of the view that the established guidelines and procedures are not sufficient to ensure that the Interested Person Transactions will be on the EAR Group's normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders, NOL will revert to Shareholders for a fresh mandate based on new guidelines and procedures for transactions with Interested Persons.

12. Resolution 15

The full text of Resolution 15, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM, is set out below:

"That for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited:

(a) approval be and is hereby given for the Company, its subsidiaries and associated companies that are entities at risk (as defined in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in paragraph 7 of Appendix 2 to the 2006 Annual Report of the Company, with any party who is of the class of Interested Persons described in paragraph 6 therein, provided that such transactions are made on an arm's length basis and on normal commercial terms;

(b) such approval (the "**Mandate**") shall, unless revoked or varied by the Company in General Meeting, remain in force until the next Annual General Meeting of the Company; and

(c) the Directors and/or Company Secretary be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interest of the Company to give effect to the Mandate and/or this Resolution."

13. Directors' and Substantial Shareholder's Interests

13.1 As at the Latest Practicable Date, the Directors' interests in Shares as recorded in the Register of Directors' Shareholdings are as follows:

	Number of Shares				Number of Shares comprised in outstanding Options/Awards
Director	Direct Interest	%	Deemed Interest	%	
Cheng Wai Keung	1,250,000	0.086	–	–	255,000
Dr Friedbert Malt	40,000	0.003	–	–	127,000
Ang Kong Hua	40,000	0.003	–	–	127,000
Dr Thomas Held	–	–	–	–	–
Yasumasa Mizushima	–	–	–	–	95,000
James Connal Scotland Rankin	60,000	0.004	–	–	95,000
Robert Holland, Jr	77,000	0.005	–	–	95,000
Christopher Lau Loke Sam	–	–	–	–	95,000
Timothy Charles Harris	–	–	–	–	47,000
Peter Wagner	30,000	0.002	–	–	47,000
Bobby Chin Yoke Choong	–	–	16,851[1]	0.001	–
Simon Claude Israel	–	–	–	–	–
Tan Pheng Hock	–	–	–	–	–

Note:

(1) Bobby Chin Yoke Choong is deemed to be interested in the 16,851 Shares held by his spouse.

13.2 As at the Latest Practicable Date, the interests of the substantial Shareholder in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares					
Substantial Shareholder	Direct Interest	%	Deemed Interest	%	Total Interest	%
Temasek	383,465,362	26.27	612,043,970[1]	41.94	995,509,332	68.21

Note:

(1) Temasek is deemed to be interested in the 612,043,970 Shares held by its associated companies and subsidiaries.

14. Independent Directors' Recommendations

The Directors who are considered independent for the purposes of the proposed renewal of the Mandate are Dr Friedbert Malt, Ang Kong Hua, Yasumasa Mizushima, James Connal Scotland Rankin, Robert Holland, Jr, Christopher Lau Loke Sam, Timothy Charles Harris, Peter Wagner, Bobby Chin Yoke Choong and Tan Pheng Hock (the "**Independent Directors**").

The Independent Directors are of the view that the entry into the Interested Person Transactions (as described in paragraph 7 of this Appendix 2) with the Interested Persons (as described in paragraph 6 of this Appendix 2) in the ordinary course of its business is in the best interests of the Company.

The Independent Directors are of the opinion that the methods or procedures for determining the transaction prices are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of NOL and its minority Shareholders. For the reasons as set out in paragraphs 4, 5 and 7.3 of this Appendix 2, the Independent Directors recommend that Shareholders vote in favour of Resolution 15, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

The Independent Directors, in rendering their recommendation, have not had regard to the specific investment objectives, financial situation, tax position or unique needs and constraints of any Shareholder.

As different Shareholders have different investment objectives, the Independent Directors recommend that any individual Shareholder who may require specific advice in relation to his Shares should consult his stockbroker, bank manager, solicitor, accountant or other professional advisers.

15. Action to be Taken by Shareholders

15.1 Shareholders who are unable to attend the AGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Proxy Form accompanying the Notice of AGM in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 not later than 48 hours before the time fixed for the AGM. The completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting in person at the AGM in place of his proxy if he wishes to do so.

15.2 A Depositor shall not be regarded as a Shareholder entitled to attend the AGM and to speak and vote thereat unless his name appears on the Depository Register at least 48 hours before the time fixed for the AGM.

16. Abstention from Voting

16.1 Temasek and its associates will abstain from voting their Shares (if any) in respect of Resolution 15, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM.

16.2 Mr Cheng Wai Keung, who is a member of the Temasek Advisory Panel, and Mr Simon Claude Israel, who is an executive director of Temasek, will abstain from voting their Shares (if any) in respect of Resolution 15, being the Ordinary Resolution relating to the proposed renewal of the Mandate to be proposed at the AGM. They will also decline to accept appointment as proxy for any Shareholder to vote in respect of Resolution 15, unless the Shareholder concerned shall have given instructions in the Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 15.

17. Directors' Responsibility Statement

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Appendix 2 and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and the opinions expressed in this Appendix 2 are fair and accurate and that there are no material facts, the omission of which would make any statement in this Appendix 2 misleading.

18. Documents for Inspection

The Annual Report of the Company for the financial year ended 29 December 2006 is available for inspection at the registered office of the Company at 456 Alexandra Road #06-00, NOL Building, Singapore 119962 during normal business hours from the date of this Appendix 2 up to the date of the AGM.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	02-Apr-2007 17:19:13
Announcement No.	00067

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 2, 2007
Description	Attached is the operating performance for the 4 weeks (Period 2) from 10 February 2007 to 9 March 2007.
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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

2 April 2007

NOL's liner operating performance metrics for the 4 weeks (Period 2) from 10 February 2007 to 9 March 2007 are as follows:

	YTD 2007	YTD 2006	% Change	Period 2, 2007	Period 2, 2006	% Change
Liner						
a) Volume (FEU)	406,100	367,400	11	158,600	156,200	2
b) Average Revenue Per FEU (US$/FEU)	2,538	2,700	(6)	2,500	2,640	(5)

For the first 10 weeks of 2007 (Period 2 YTD), liner volumes increased 11% over the corresponding period last year. YTD average revenues per FEU (Forty-foot Equivalent Unit) declined 6% over the same period last year.

For the four weeks of P2, 2007, volumes increased 2% YoY. Average revenues per FEU in P2 declined 5% YoY, a smaller reduction than the YoY decline of 7% in Period 1.

Many liner shipping lanes are affected by factory closures for a week during the Lunar New Year holiday in many Asian countries. In 2006, this period was between 29th January and 4th February compared to 18th to 24th February in 2007. Hence, P2 in 2007 would have contained a longer period of post Lunar New Year slack.

Note : Period 1 and Period 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

APL Average Revenue per FEU (updated as at Period 2, 2007)


APL Average Revenue per FEU (2005-2007)
US$/FEU
3,000
2,800
2,600
2,400
2,200
Period 2, 2007
Y-o-Y : -5%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
Period

END